Contact

www.linkedin.com/in/david-gavasheli (LinkedIn)
www.lilomall.ge (Company)

Top Skills

Change Management
Team Leadership
Government

David Gavasheli

Co-Founder at Stack, Liloshop.ge & LiloMall
Netherlands

Summary

Experienced

Experience

LiloShop.ge

Founder
January 2018 - Present (5 years 11 months)
Kakheti highway 112

Stack

5 years 5 months

Co-Founder
July 2018 - Present (5 years 5 months)
Netherlands

CEO
September 2018 - July 2020 (1 year 11 months)
Netherlands

Lilo Mall

12 years 6 months

Shareholder
May 2017 - Present (6 years 7 months)
Kakheti higheay 112

Vice President
March 2015 - January 2018 (2 years 11 months)

Deputy head of supervisor board
November 2011 - March 2015 (3 years 5 months)
Georgia,Tbilisi

Head of logistic and analytic department
June 2011 - February 2012 (9 months)

Civil Registry Agency of Ministry of Justice of Georgia
Project Researcher
February 2010 - May 2011 (1 year 4 months)

UNICEF
Researcher
February 2010 - May 2011 (1 year 4 months)

L.T.D. Elsavako
Senior Law Specialist
March 2009 - July 2010 (1 year 5 months)

Education

Tbilisi State University
Master, Law · (2002 - 2006)

Cambridge international college
Bachalor, Business and Administration (Distance Learning) · (2005 - 2006)

University of Cambridge
Certificate, English Legal Methods · (2008 - 2009)

London School of Commerce, London, United Kingdom
Master, Business and Administration · (2007 - 2009)